CORRESPONDENCE

BAKER & HOSTETLER LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541 (General Number)

(614) 462-2616 (Telecopy Number)

(614) 426-4737 (Writer’s Direct Dial Number)

jboeckman@bakerlaw.com (Writer’s E-Mail Address)

October 5, 2009

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed on August 6, 2009
File No. 000-19289

Ladies and Gentlemen:

This letter is written on behalf of our client State Auto Financial Corporation (the “Company”).

This letter confirms the Company’s receipt, on October 2, 2009 via ordinary mail, of the comment letter dated September 9, 2009 (the “Comment Letter”), from the staff of the Securities and Exchange Commission to Steven E. English, the Company’s Chief Financial Officer. Please be aware that the Company does not have any record that the Comment Letter was received by it via facsimile.

This letter also confirms my conversation with Ms. Lisa Vanjoske with the staff regarding the Company’s request for additional time to respond to the Comment Letter. Based on my conversation with Ms. Vanjoske, and in view of the Company’s recent receipt of the Comment Letter, the Company anticipates submitting a response to the Comment Letter by November 5, 2009.

Sincerely,

/s/ Joseph P. Boeckman

cc:     Steven E. English, State Auto Financial Corporation